Exhibit 99.11
July 19, 2006 Media Interview with Wire Agencies on the Financial Performance of Wipro Limited for the quarter ended June 30, 2006
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Interviewers: Journalists from Dow Jones, Reuters, Bloomberg, Crisil NewsWire
Journalist: What is the Operating margin for the quarter as per US GAAP?
Suresh Senapaty:It was about 24.2%.
Journalist: And that compares to what last time?
Suresh Senapaty: 24.5% during last quarter.
Journalist: So, 30 basis points decline is it?
Suresh Senapaty: Decline, that is right.
Journalist: What is the OM as per Indian GAAP?
Suresh Senapaty: In Indian GAAP 25.1 versus 24.6.
Journalist: And that decline was because of what?
About 0.5% is the decline because of margin on acquisition, another 0.6% is because of investment in sales and marketing expenses.
Journalist: This was as per US GAAP or Indian GAAP?
Suresh Senapaty: These two items are common for both. Half a percent dilution because of the acquisitions, 0.6% dilution because of sales and marketing investments, because we had three big events: one is the sales conference in Sri Lanka, second we had a big event with the analysts, and third we had a big event with the customers.
Journalist: Were there utilization improvements?
Suresh Senapaty: There was utilization improvement from 64.8 to 67%. Rate improvement (blended) we had about 1.4%, there has been margin expansion in BPO of 270 basis points.
Journalist: 270 basis points of BPO margin expansion was in US GAAP or Indian GAAP?
Suresh Senapaty: No change in that.
Journalist: What about the Volume growth?
Suresh Senapaty: Volume is about 5.5% growth.
Journalist: What was the increase in billing rate?
Suresh Senapaty: 1.4% blended.
Journalist: Is the billing rate in respect to June?
Suresh Senapaty: It will be given over last quarter.
Journalist: What is the full year margin outlook?
Suresh Senapaty: Normally we don’t give any margin outlook for the year
Journalist: Normally you say something, narrow band, rupee based, up and down..

Suresh Senapaty: So therefore what I can tell you is that, I mean medium to long term we think these are sustainable margins which if you look at from our perspective, there are multiple levers which you can pull up, while compensation is on pressure, both onsite and offshore. The levers that you could use is offshore onsite, the levers we could is utilization, the levers we could use like is that our acquisition, where we are currently negative, and eventually we would expect it to go up to a level of 30% plus. So these are some of the levers to our mind which should be able to take us through and therefore overall it will be a narrow movement.
Journalist: I know that you will increasing only normally in October first onward, so when it is going to be this time?
Suresh Senapaty: Right, but now we have said that we will increase in a staggered manner effective September to November.
Journalist: And how much that increase would be? Will it be around 12%?
Suresh Senapaty: We have not talked about it.
Journalist: Will it be both in offshore and onsite or only offshore?
Suresh Senapaty: Only in offshore. Onsite would be January. Review would be in January like what he had.
Journalist: Sir, what kind of an impact is it likely to have on your margins?
Suresh Senapaty: We would expect a margin impact of about 1.5% in the current quarter on account of this, restrictive stock units as well as compensation increases. Combining with all the operation efficiency that we are having in mind, BPO margins that we have in mind, so we expect overall that the margins will be but for the foreign exchange, in a narrow range.
Journalist: And sir what is forex impact this quarter and how about outstanding forward contracts you have now?
Suresh Senapaty: We have after assigning the contracts to our existing outstanding on the asset side, about $410 million, ranging from INR 44.60 to 46 per $.
Journalist: And $410 million in forward contract right now is it, as of June?
Suresh Senapaty: That is combination of all; forward contracts and options.
Journalist: Is it in cash flow hedging?
Suresh Senapaty: Yes.
Journalist: Was the impact positive on the net forex this quarter after taking into account hedging losses.
Suresh Senapaty: Postive.
Journalist: What about last quarter?
Suresh Senapaty: Negative. We didn’t gain in that.
Journalist: You said the margin impact will be 1.5% in this quarter
Suresh Senapaty: It is on account of compensation.
Journalist: In which quarter — July to September or October to December?
Suresh Senapaty: The current Quarter, Q2. What it will impact, impact of that is this, but I am not necessarily saying my operating margin will drop by that, all I am saying is my operating margin will be in narrow range subject to the foreign exchange gains.

Journalist: Sir margin drop this quarter, there is 50 basis points, is basically because of the acquisitions and because of the S and M, correct?
Suresh Senapaty: S and M investment.
Journalist: Billing rates for new clients went up how much during the quarter?
Suresh Senapaty: New clients rates were better.
Journalist: To what extent they are better?
Suresh Senapaty: We cant quantify how much, but they are better.
Journalist: So, are you seeing a certain trend in pricing or is it too early to expect improvement.
Suresh Senapaty: We see a continued stability in pricing that we have so far seen and going forward to be seen.
Journalist: Do you have an operating margin for the BPO units, you said it has expanded by 270 basis points.
Suresh Senapaty: Correct, it is 20%.
Journalist: So you are within your target there for the BPO?
Suresh Senapaty: Well there is nothing called target ...
Journalist: In April you had said 18 to 22%.
Suresh Senapaty: Correct.
Journalist: So you expect further increases?
Suresh Senapaty: That will be our endeavor.
Journalist: Sir all these figures you gave, operating margins 24.6 versus 25.1; 25.1 was it sequential or YOY?
Suresh Senapaty: Sequential. YOY it would be expanded operating margin from 24 to 24.6, and in US GAAP 23.5 to 24.2.
Journalist: What is the offshore — onsite proportion? Has there been improvement in offshore?
Suresh Senapaty: Onsite has gone up little bit about from 52.6 to 53.4.
Journalist: So you expect that to be reversed?
Suresh Senapaty: 52.6 to 53.4; yes we expect to improve on that.
Journalist: And in utilization, further improvements likely?
Suresh Senapaty: Utilizations, further improvements likely — cant be sure; for the current quarter we are going to have lot of rookie additions but the objective is to yes.
Journalist: Sir attrition rate please.
Suresh Senapaty: Attrition rates, the voluntary attrition rate has gone up by about two percentage points, and sort of competitive issues, but we have hired quite a lot also. Q1 is generally, the trend basis is always a little higher.
Journalist: And when did you file the case against Beckman Cottman — US?
Suresh Senapaty: When did we file? Four month back.
Journalist: When is the hearing likely?

Suresh Senapaty: Not now.
Journalist: Ex-parte order right? Any how one more hearing is there?
Suresh Senapaty: No, no, the hearing took place. First one was an Ex-parte stage and then it has gone into hearing. Actually it is an arbitration which we had to do in overseas, but in interim just to make them to stop from hiring, we had to get the international records.
Journalist: Have you started work on the GM contracts?
Suresh Senapaty: Yes, GM has always been our customers.
Journalist: But then on the new contract that came into effect, you said you will start working in June-July, have you started?
Suresh Senapaty: Yes.
Journalist: Were there any benefits in the quarter this year?
Suresh Senapaty: No, I think it is too early at this point in time to say, it will take some time.
Journalist: There is one big deal lying which was not been signed yet, has it got signed?
Suresh Senapaty: Big deal, so many are there
Journalist: What is the outlook for the current quarter?
Suresh Senapaty: Current quarter? We expect stability.

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